FIRST AMENDMENT TO RIGHTS AGREEMENT

This First Amendment to Rights Agreement (this “Amendment”) is dated as of October 13, 2017, by and between Spectrum Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., a national banking association (the “Rights Agent”), and amends the Rights Agreement, dated as of December 13, 2010, by and between the Company and the Rights Agent (the “Rights Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement. All section and exhibit references herein are to sections and exhibits of the Rights Agreement.
WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend any provision of the Rights Agreement in accordance with the terms of such Section 27.
NOW, THEREFORE, in consideration of the foregoing premises and mutual agreements set forth in this Amendment, the parties hereto hereby amend the Rights Agreement as follows:
1.The definition of the term “Acquiring Person” set forth in Section 1(a) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:
“(a)    “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares then outstanding, but shall not include (i) an Exempt Person or (ii) any Designated Holder, unless and until such time as such Designated Holder shall become the Beneficial Owner of 20% or more of the Common Shares then outstanding. Notwithstanding the foregoing:
(i)    any Person who becomes the Beneficial Owner of 15% (or, in the case of a Designated Holder, 20%) or more of the Common Shares then outstanding as a result of a reduction in the number of Common Shares outstanding due to the repurchase of Common Shares by the Company shall not be deemed an “Acquiring Person” unless and until such Person acquires Beneficial Ownership of any additional Common Shares (other than as a result of a stock dividend, stock split, or similar transaction effected by the Company in which all registered holders of Common Shares are treated substantially equally) while the Beneficial Owner of 15% (or, in the case of a Designated Holder, 20%) or more of the Common Shares then outstanding; and
(ii)    if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an Acquiring Person has become such inadvertently (including, without limitation, because (A) such Person was unaware that it Beneficially Owned a percentage of Common Shares that would otherwise cause such Person to be an Acquiring Person or (B) such Person was aware of the extent of its Beneficial Ownership of Common Shares but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement and had no intention of changing or influencing control of the Company), and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person is no longer the Beneficial Owner of 15% (or, in the case of a Designated Holder, 20%) or more of the Common Shares then outstanding then such Person shall not be deemed to be or ever to have been an “Acquiring Person” for any purposes of this Agreement as a result of such inadvertent acquisition.”
2.The definition of the term “Designated Holder” is hereby added as a new Section 1(tt) of the Rights Agreement to read as follows:
“(tt)    “Designated Holder” shall mean BlackRock, Inc., together with all of its Affiliates and Associates (“BlackRock”), until the earliest of (a) such time as BlackRock ceases to beneficially own 10% or more of the Common Shares of the Company, (b) such time as BlackRock, Inc. or any Parent (as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of this Agreement) is subject to a change of control as determined by the Board of Directors in its sole discretion, or (c) such time as BlackRock reports or is required to report on Schedule 13D (or any successor or comparable report) its beneficial ownership of Common Shares of the Company.”
3.    Nothing in the Rights Agreement, as amended by this Amendment, shall be construed to give to any Person other than the Company, the Rights Agent, and the registered holders of the Rights Certificates (and, prior to the Distribution Date, of the Common Shares) any legal or equitable right, remedy, or claim under the Rights Agreement, as amended by this Amendment; but the Rights Agreement, as amended by this Amendment, shall be for the sole and exclusive benefit of the Company, the Rights Agent, and the registered holders of the Rights Certificates (and, prior to the Distribution Date, of the Common Shares).
4.    If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
5.    This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.
6.    This Amendment shall be effective as of the date hereof and, except as expressly set forth herein, the Rights Agreement shall remain in full force and effect and be otherwise unaffected hereby.
7.    This Amendment may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all such counterparts shall together constitute one and the same document.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

SPECTRUM PHARMACEUTICALS, INC.

By:	/s/ Rajesh C. Shrotriya, M.D.
Name:	Rajesh C. Shrotriya, M.D.
Title:	Chief Executive Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ David L. Adamson
Name:	David L. Adamson
Title:	Vice President